May 30, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 272-8904

Mr. Samuel L. Molinaro, Jr.
Executive Vice President and Chief Financial Officer
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York 10179

Re: The Bear Stearns Companies Inc.
Form 10-K filed February 13, 2006
File No. 1-8989

Dear Mr. Molinaro:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended November 30, 2005

Annual Report

Consolidated Financial Statements

Consolidated Statements of Income, page 77

1.   It appears that your statement of income presentation is not consistent with the
        provisions of Rule 5-03 of Regulation S-X as a result of the following:

        • you do not report costs and expenses applicable to revenues separately;
        • you do not report operating and non-operating income separately;
        • you do not report operating and non-operating expenses separately; and
        • you report interest expense as a component of net revenues.

        Please tell us how you have determined that your statements of income comply
        with Rule 5-03 of Regulation S-X.

2.   As a related matter, we believe that costs and expenses applicable to revenues
        should include both direct and indirect costs. It appears from your statements of
        income on page 77 that your non-interest expenses include both components of
        selling, general and administrative expenses ("SG&A") and costs of providing
        services to customers. Please tell us:

        • whether your reporting systems enable you to compile and determine the
           overhead costs allocated to costs of services separately from SG&A; and
        • how your systems' ability (or inability) to provide this information on a timely
           and accurate basis has impacted your income statement presentation and
           compliance with Rule 5-03 of Regulation S-X.

3.   Please tell us how you considered the guidance in paragraphs 78-89 of FASB
        Concept Statement Number 6 as well as SAB Topics 5B and 11B in determining
        the format of your income statement as presented on page 77.

4.   As a related matter, we note your disclosure on page 82 that during the quarter
        ended May 31, 2005, you changed the income statement presentation of certain
        servicing fees and asset-based retail investor advisory fees. We further note your
        disclosure that all net servicing fees are included in the investment banking line
        on the consolidated statements of income. Please tell us the following:

        • the facts and circumstances which led to the reclassifications;
        • reasons why you believe the current presentation is more appropriate than
          your previous presentation;
        • which revenue line items within your consolidated statements of income
          include "net" revenues; and
        • how you considered Rule 5-03 of Regulation S-X and EITF 99-19 in
          determining that a net revenue presentation was appropriate, where
          applicable.

Note 3. Financial Instruments, page 88

5.   We note your disclosures on page 89 that you have entered into interest rate
        swaps as well as currency swap agreements and that you account for these
        transactions as fair value hedges. For each of your hedging relationships
        (including any not specifically described in Note 3), please tell us the following
        so that we may better understand your accounting treatment:

        • the specific terms of each hedged item, including any conversion or call
          features;
        • the specific terms of each hedging instrument;
        • the specific hedged risk you identify in your hedge documentation;
        • the methods you use to assess hedge effectiveness and calculate hedge
          ineffectiveness for each type of hedge; and
        • how you qualify under paragraph 68 of SFAS 133 to use the shortcut method
          to assess hedge effectiveness, if applicable.

6.   As a related matter, if you use interest rate swaps to hedge the fair value of your
        junior subordinated deferrable interest debentures and you use the shortcut
        method to assess hedge effectiveness, please tell us how you considered the
        interest rate deferral options in determining that use of the shortcut method was
        appropriate.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant